UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2006

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                                                                     Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:                         ☐                                    No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: April 20, 2006

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

April 20, 2006

Sierra Wireless Reports First Quarter 2006 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting first quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“Strong operational execution in the first quarter of 2006 continued to underpin a strong recovery in our business.  During the first quarter, we ramped production and shipments of our new HSDPA AirCards to customers in North America and Europe, continued strong shipments of our AirCard580 for EV-DO networks and significantly expanded our embedded modules business with new design wins and growing shipments.  Continued improvement in our AirCard and embedded modules business segments drove sequential quarterly revenue growth of 20% and revenue growth of 124% over the first quarter of 2005.  Our improved revenue performance, combined with strong gross margins and good expense control, drove a higher than expected profit in the first quarter” said Jason Cohenour, President and Chief Executive Officer. While we are pleased with our results and the progress we are making with our business recovery, we also recognize that continued hard work and strong execution are required before we achieve the goals we have set for ourselves in terms of product line strength, market position and financial results.”

Our revenue for the three months ended March 31, 2006 amounted to $45.2 million, gross margin was $16.7 million, operating expenses were $14.8 million and net earnings were $2.6 million.  Our diluted earnings per share were $0.10 for the first quarter of 2006.  Our balance sheet remains strong, with $101.7 million of cash, short-term and long-term investments.

Results for the first quarter of 2006 relative to company guidance originally provided on January 26, 2006 are as follows:

First quarter revenue for 2006 of $45.2 million was better than our guidance of $40.0 million.  Gross margin was 36.8%, higher than our guidance of 33.5%.  Operating expenses before stock-based compensation were $14.0 million, in-line with our guidance of $13.7 million.  Operating expenses after stock-based compensation were $14.8 million, similarly in-line with our guidance of $14.7 million.  Our net earnings of $2.6 million, or diluted earnings per share of $0.10, were better than our guidance of a net loss of approximately $0.8 million, or loss per share of $0.03.  Excluding stock-based compensation, net earnings of $3.5 million were better than our guidance of breakeven to slightly positive.  Our free cash flow, being cash flow from operations net of investments in fixed assets and intangibles, was negative $2.2 million, consistent with our guidance of negative cash flow. The cash used in operations in the first quarter of 2006 includes a royalty payment of $5.0 million to an intellectual property holder under an agreement entered into in December 2005.  The expense related to these royalties was accrued for in prior periods.

Results for the first quarter of 2006, compared to the first quarter of 2005 are as follows:

First quarter revenue increased by 124.1% to $45.2 million in 2006, from $20.2 million for the same period in 2005.  Gross margin was 36.8% compared to 35.3% in the first quarter of the prior year.  Operating expenses were $14.8 million in the first quarter of 2006, compared to $15.2 million for the first quarter of 2005.  Net earnings for the first quarter of 2006 were $2.6 million, or diluted earnings per share of $0.10, compared to a net loss of $7.6 million, or loss per share of $0.30, in the first quarter of 2005.  First quarter cost of goods sold and operating expenses include $0.1 million and $0.8 million, respectively, of stock-based compensation, compared to nil in the first quarter of 2005.  Excluding stock-based compensation results in operating expenses of $14.0 million and net earnings of $3.5 million, or diluted earnings per share of $0.13, in the first quarter of 2006.

Results for the first quarter of 2006, compared to the fourth quarter of 2005 were as follows:

Revenue for the three months ended March 31, 2006 amounted to $45.2 million, an increase of 20% compared to $37.6 million in the fourth quarter of 2005.  Gross margins were 36.8% in the first quarter of 2006, compared to 38.6% in the fourth quarter of 2005.  Operating expenses were $14.8 million in the first quarter of 2006, compared to $14.6 million in the fourth quarter of 2005.  Net earnings for the first quarter of 2006 were $2.6 million, or diluted earnings per share of $0.10, compared to net earnings of $0.9 million, or diluted earnings per share of $0.04, in the fourth quarter of 2005.  First quarter cost of goods sold and operating expenses include $0.1 million and $0.8 million, respectively, of stock-based compensation, compared to nil in the fourth quarter of 2005.  Excluding stock-based compensation results in operating expenses of $14.0 million and net earnings of $3.5 million, or diluted earnings per share of $0.13, in the first quarter of 2006.

First Quarter Highlights included:

•                  We announced an OEM design win with HP for our MC5720 PCI express Mini Card embedded module (“Mini Card”) for EV-DO networks, and early in the quarter HP announced the availability of its first laptop incorporating our MC5720 Mini Card.  Our MC5720 Mini Card, launched with Lenovo in the fourth quarter of 2005, was the world’s first 3G wireless mini card module for laptop OEMs.  Early in 2006, we also announced that Lenovo had selected our MC5720 Mini Card for two additional business laptop computers.

•                  We announced that our next generation EV-DO (Revision A) products, the AirCard 595 PC Card and the MC5725 Mini Card, are available to infrastructure vendors, OEM customers, and network operators for testing and integration purposes.  Subsequently, with Nortel and Lucent Technologies, we announced over the air test calls using EV-DO Revision A wireless technology and pre-commercial versions of the AirCard 595 and the MC5725 Mini Card. These successful tests confirm the commercial viability of EV-DO Revision A for powering next-generation broadband wireless services.  EV-DO Revision A is an upgrade to current EV-DO networks and supports faster data rates and increased system capacity, offering peak data rates of 3.1 Mbps on the downlink and up to 1.8 Mbps on the uplink.  In conjunction with Sprint, Nortel, Lucent, HP, Lenovo and Panasonic, our AirCard 595 and MC5725 products were successfully demonstrated at the CTIA Wireless trade show in early April.  We expect the AirCard 595 to commence commercial shipments in the third quarter of this year, followed by commercial shipments of the MC 5725 Mini Card later in 2006.

•                  We announced design wins with both Lenovo and Fujitsu Siemens Computers for our MC8755 Mini Card for UMTS/HSDPA networks.  The additional design win with Lenovo follows our earlier design win with Lenovo for our MC5720 Mini Card for EV-DO networks. We commenced initial commercial shipments of the MC8755 Mini Card during the first quarter.  With these PC OEM design wins, our HSDPA Mini Card module will be available on a number of carrier networks including Cingular, T-Mobile and Vodafone.

•                  We announced that the AirCard 850 UMTS/HSDPA wide area wireless network card for UMTS/HSDPA networks is available from Xacom Comunicaciones to carrier, reseller and enterprise channels in Spain, France, and Portugal. In addition, Xacom will distribute the MC8755 Mini Card embedded module to original equipment manufacturers in the region for machine-to-machine (M2M) and mobile computing applications.

•                  We commenced shipments of our AirCard850 to several other customers across EMEA, including carriers and distributors in Italy, South Africa, Spain and Switzerland.  Our UMTS/HSDPA AirCards are now approved on 12 networks around the world.

•                  We announced that HY-LINE Communication Products will distribute the MC8755 Mini Card for UMTS/HSDPA networks to original equipment manufacturers in Germany, Austria, and Switzerland for machine to machine (M2M) and mobile computing applications.

•                  Together with TELES Communication Systems, we announced that TELES has selected our MC8755 Mini Card to provide 3G wireless connectivity for its TELES.iGATE fixed-to-mobile wireless gateway system. TELES showcased its iGATE system at CeBIT 2006, held in Hannover, Germany in March.

•                  We continued to have strong design win progress in our embedded modules business.  During the first quarter we were awarded another HSDPA design win with a major laptop OEM.  Also, in addition to TELES Communication Systems, we secured several new design wins with manufacturers of fixed wireless terminals for both our EVDO and HSDPA embedded module products.

•                  Development of our next generation HSDPA (3.6Mbps/tri band) AirCards and Mini Cards continued on track.  We expect to launch both of these new products in the second half of 2006.

Financial Guidance

The following guidance for the second quarter of 2006 reflects our current business indicators and expectations.  Our guidance for the quarter includes a significant contribution from recently launched products.  There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.  Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions.

	Q2 2006 Guidance

Revenue	$52	million
Gross margin	34.5%
Operating expenses	$16	million
Net earnings	$2.6	million
Earnings per diluted share	$0.10

This guidance includes stock-based compensation expense of approximately $1.0 million

Cash flow	Slightly negative to slightly positive depending on the level of our ending inventory

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”).  These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements.  Forward-looking statements include all financial guidance for the second quarter of 2006, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors and uncertainties are beyond the control of the Company.  Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks.  We develop and market a broad range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems.  Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.  For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, April 20, 2006 at 2:30 PM PST, 5:30 PM EST.  You can participate in the conference call either via telephone or webcast.  To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-796-7558   Passcode:  Not required

or

1-416-644-3423   Passcode:  Not required

Webcast (to listen)

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1390840

This webcast event will be optimized for Microsoft Windows media player version 9. To download go to: www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21180247#

•                  Webcast (available for 90 days
www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1390840  No Passcode is required.

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

Three months ended March 31,	2006	2005

Revenue	$45,224	$20,180
Cost of goods sold	28,567	13,055
Gross margin	16,657	7,125

Expenses
Sales and marketing	3,750	4,289
Research and development, net	7,528	7,261
Administration	2,747	2,935
Amortization	759	691
	14,784	15,176
Earnings (loss) from operations	1,873	(8,051)

Other income	1,175	535
Earnings (loss) before income taxes	3,048	(7,516)
Income tax expense (recovery)	461	78
Net earnings (loss)	2,587	(7,594)
Deficit, beginning of period	(82,857)	(46,389)
Deficit, end of period	$(80,270)	$(53,983)

Earnings (loss) per share for the period:
Basic	$0.10	$(0.30)
Diluted	$0.10	$(0.30)

Weighted average number of shares (in thousands)
Basic	25,492	25,358
Diluted	25,736	25,358

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,097	$64,611
Short-term investments	14,845	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,562 (2005 - $1,561)	19,547	20,540
Inventories	11,245	3,316
Prepaid expenses	3,497	3,974
	121,231	117,165

Long-term investments	14,751	14,762
Fixed assets	11,304	11,647
Intangible assets	10,280	10,693
Goodwill	18,827	19,227
Other assets	365	486
	$176,758	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,666	$3,971
Accrued liabilities	24,435	28,644
Deferred revenue and credits	430	422
Current portion of long-term liabilities	1,009	894
Current portion of obligations under capital lease	201	304
	33,741	34,235

Long-term liabilities	1,610	1,926
Obligations under capital lease	2	4

Shareholders’ equity:
Share capital	219,674	219,398
Additional paid-in capital	1,314	556
Warrants	1,538	1,538
Deficit	(80,270)	(82,857)
Accumulated other comprehensive loss	(851)	(820)
	141,405	137,815
	$176,758	$173,980

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2006	2005

Cash flows from operating activities:
Net earnings (loss) for the period	$2,587	$(7,594)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities Amortization	2,140	2,120
Stock-based compensation	881	—
Loss (gain) on disposal	(5)	—
Changes in operating assets and liabilities Accounts receivable	994	6,924
Inventories	(7,929)	(7,601)
Prepaid expenses	598	512
Accounts payable	3,695	185
Accrued liabilities	(3,809)	(2,477)
Deferred revenue and credits	8	203
Net cash provided by (used in) operating activities	(840)	(7,728)

Cash flows from investing activities:
Purchase of fixed assets	(1,215)	(2,456)
Proceeds on disposal of fixed assets	14	—
Increase in intangible assets	(179)	(508)
Purchase of long-term investments	(16)	—
Purchase of short-term investments	(7,221)	(25,862)
Proceeds on maturity of short-term investments	17,095	—
Net cash provided by (used in) investing activities	8,478	(28,826)

Cash flows from financing activities:
Issue of common shares	154	22
Increase (decrease) in long-term liabilities	(306)	(416)
Net cash provided by (used in) financing activities	(152)	(394)

Net increase (decrease) in cash and cash equivalents	7,486	(36,948)
Cash and cash equivalents, beginning of period	64,611	131,846
Cash and cash equivalents, end of period	$72,097	$94,898